2024 REPORT

Electric Playhouse | Las Vegas


FIND YOUR PLAY

LETTER

Dear investors,

2024 has been a year of both challenges and milestones for Electric Playhouse. We opened our second location in Las Vegas, launched sold-out immersive dining experiences, partnered with Warehouse 505 to bring our platform into education, and continued to receive national recognition for our work.

At the same time, we faced setbacks, including a delayed liquor license that impacted our Las Vegas launch, and the need to shift resources away from marketing to cover operational gaps. These challenges affected sales, staffing, and overall growth, but through it all, we remained focused on our mission—to bring people together through immersive, interactive experiences.

What's clear is that our concept works. The demand is there, and when we invest in getting the word out, we see strong results. Now,

our focus is on amplifying that message and driving awareness. This next year is critical, and with the right support, we can take Electric Playhouse to the next level.

We need your help!

We need our investors to be our biggest cheerleaders—sharing our story, spreading the word about Electric Playhouse, and helping us reach the audiences who will drive our growth. Word of mouth is powerful, and your support in promoting our immersive experiences, events, and technology can make a huge impact. Together, we can build awareness, attract new guests, and strengthen our brand.

Sincerely,

Brandon Garrett
CEO

How did we do this year?

REPORT CARD
C-
☺ The Good

Opened Inside The Forum Shops at Caesar's Palace

Received lots of positive national and local press

Sold out Teatime In Wonderland Immersive Dining Experience

☹ The Bad

5 month Delay in Liquor License severely impacted sales

Ability to advertise was impacted as capital had to be redirected to cover loss due to not having a liquor license.

Received lots of interest for holiday corporate events but could not lock them in due to lack of liquor license at time of inquiry.

2024 At a Glance

January 1 to December 31



$471,796
Revenue



-$1,574,376
Net Loss



$5,820,572 +50%
Short Term Debt



$2,831,110
Raised in 2024





$73,967

Cash on Hand
As of 12/31/24

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$471,796

$0

-$97,607

-$1,574,376

2023   2024

Net Margin: -334%   Gross Margin: 78%   Return on Assets: -22%   Earnings per Share: -$0.12

Revenue per Employee: $157,265   Cash to Assets: 2%   Revenue to Receivables: ~   Debt Ratio: 82%

📄 Electric_Playhouse_NV_LLC_GAAP_Financial_Report_2023-_2024.pdf

📄 EP_NV_LLC_Profit_Loss.pdf   📄 EP_NV_LLC_BalanceSheet.pdf

📄 2024_EP_NV_Statement_of_Cash_Flows.pdf   📄 2023_EP_NV_Statement_of_Cash_Flows.pdf

We 🩷 Our 71 Investors

Thank You For Believing In Us

Ellen Kemper	Drew Tulchin	Jessica Grandbois	Andrew Boren	Cameron Emms	Cody Heisinger
Nathan Montez	Michael Steele	Chris Seagle	Devin O'Leary	Amanda Castillo	Susan Patzer Aliff
Kevin Arana	Max Plotnick	Joey Carlton	Lauren Pascoe	Tatsuki Hewson	Dean Ellison
Hallie Ritchie	Rocco Bandolini	Brendan Kearns	Kathy Asplund	Bryana Woo	Derrick Main
Roderick Herron	Lokesh Bhatia	William Pentler	Mary Carol Hughes	Sabrina Smith	Rob Overbeck
Jacob Blom	Sandra Rasich	Sherrie Ehrlich	Edwin Reyes, Jr.	Dennis Seagle	Daniel Serrano
Samara Hubbard	Brian Martin Larkin	Carrie O'Keefe	Minhnga Tran	Rachel Williams	Jessica Ikley
Brianna Patman	Katie Nova	Jasun Pritchard	Jeremy Rothschild	Mickael MAMOU	Manuel S Rostran
Louis Csontos	Alana Hollie	Debbie Pryse	Hersh Choksi	Igor Kolesnichenko	Jonathan Wolfe
Robert Hines	Felicia Yates	William Portales	Michelle Mann	Sara Arana	Khris Puckett
Summer Schulz	Megan Holubiak	Angelina Gallegos			

Thank You!

From the Electric Playhouse | Las Vegas Team



Brandon Garrett 🔗

CEO

Brandon is an Architect and Creative Technologist focused on creating immersive & experiential



Luke Balaoro

Senior Software Architect

Programmer and artist, blending real-time generative visuals with human interaction and game design.

family entertainment destinations. Leads company's vision, growth an...

Leads company's software development teams, Platform...



Eric Yakley in

CTO | Partner

Eric is an experienced leader in creative technologies, infrastructure, enterprise IT, Media Systems and field...



John Strong in

Director of Business Development

John is known throughout the technology industry as a passionate leader, entrepreneur and innovator and admired for...

Details

The Board of Directors

Director	Occupation	Joined
Electric Playhouse, Inc. (as the General Manager)	N/A @ N/A	2022

Officers

Officer	Title	Joined
Brandon Garrett	CEO	2023

Voting Power ❓

Holder	Securities Held	Voting Power
Electric Playhouse, Inc.	10,000,000 Class B Units	100.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
09/2023	$90,150		4(a)(6)
12/2024	$2,831,110	Class A Units	Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Outstanding Debts
None.

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class B	10,000,000	10,000,000	Yes
Class A	5,000,000	2,921,260.33	No

Warrants: 0
Options: 0

Form C Risks:

The Subscriber is prohibited from selling, assigning, pledging, giving, transferring or otherwise disposing of the Class A Units or any interest therein or make any offer or attempt to do any of the foregoing, except with the consent of the General Manager. The Class A Units are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Class A Units must be held indefinitely unless they are subsequently registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available (including an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding). The Company is under no obligation to register or qualify the Class A Units for resale. The Class A Units are subject to the terms and conditions of the Operating Agreement. If an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Class A Units, and requirements relating to the Company which are outside of the Subscriber's control, and which the Company is under no obligation and may not be able to satisfy. No public market now exists for the Class A Units, and no public market may ever exist for the Class A Units.

Competition from other entertainment options in Las Vegas that could impact Electric Playhouse's ability to attract and retain customers.

The uncertainty of the tourism industry in Las Vegas due to unforeseeable events such as natural disasters, pandemics, and economic downturns that could impact customer traffic and revenue.

Dependence on a single flagship location for revenue generation and profitability, which could be impacted by local regulatory changes, operational issues or other factors.

Operational and logistical challenges associated with expanding to a new location for the first time, including differences in market dynamics, customer preferences, and regulatory requirements, as well as the need to hire and train new staff and adapt operations to the new location.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Inability to attract enough of an audience to sustain operations, resulting in financial losses and reduced returns.

Any written information provided by the Company (1) was intended to describe the aspects of the Company's business that the Company believes to be material, but was not necessarily an exhaustive description, and (2) may have contained forward-looking statements involving known and unknown risks and uncertainties that may cause the Company's actual results in future periods or plans for future periods to differ materially from what was anticipated and that no representations or warranties were or are being made with respect to any such forward-looking statements or the probability of achieving any of the results projected in any of such forward-looking statements.

The purchase of the Class A Units is a speculative investment involving a high degree of risk, including the risks outlined in this Form C, the accompanying Offering Statement, and in any Subscription Agreement, (2) the economic benefits that may be derived therefrom are uncertain and (3) the total amount of the Subscriber's investment could be lost.

The Class A Units shall have no voting or consent rights except as explicitly set forth in Section 11.1 of the Operating Agreement. In addition, the Class A Members have limited, if any, information and inspection rights.

The additional risk factors set forth in Section 18, 20, 22, and 23 below are incorporated herein by reference.

Brandon Garrett is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

The Company has not yet commenced operations. The Company therefore has no operating history upon which prospective investors may evaluate its performance. Certain financial information of Electric Playhouse, Inc. ("EP Holdings") has been provided to Subscribers. Although EP Holdings owns Class B Units in the Company, its financial performance is not indicative of the future financial performance or results of the Company. The Company is subject to all of the business risks and uncertainties associated with any start-up business, including the risk that it will not reach the operational phase and that the value of an interest in the Company could decline substantially. There is no assurance that the Company will be successful.

Future re-intensification of the COVID-19 pandemic, outbreaks of contagious diseases or other adverse public health developments in the United States or worldwide could have a material adverse impact on the operations and success of the Company. The depth and duration of any economic declines attributable to any public health emergencies (including, but not limited to, the COVID-19 pandemic) will depend on certain developments, including the duration and spread of the outbreak, future spikes of infections resulting in additional preventative measures to contain or mitigate the outbreak, severity of the economic decline attributable to the pandemic and timing and nature of a potential economic recovery.

The operations of the Company may involve significant conflicts of interest among EP Holdings and its principals, officers and affiliates, and the interests of the Company. The Company's success ultimately will be heavily dependent upon the good faith of EP Holdings and its principals, officers and affiliates.

There is no assurance that the Company will have sufficient cash available to make distributions and it is likely that distributions will be made only after the Company has been operational for a period of time. The Company's income will be taxable to the members in the year earned, even if cash is not distributed. Accordingly, a Subscriber may owe taxes with respect to income generated by its investment in the Company even though the Company has not made any distributions related to such income. Although the Operating Agreement requires a minimum distribution of cash flow no later than 6 months after the Company has held its commercial opening, such distributions are dependent on the Company generating positive cash flow. The Company may not generate positive cash flow by such date; further, the General Manager has wide discretion to determine whether, and the extent to which, any cash flow should be reserved for future operational expenses and/or capital expenditures. An investor may not see any return of its investment until a future sale or disposition of the Company, if at all.

The Company expects to have substantial operating expenses. Operating expenses include recurring and regular items, as well as extraordinary expenses for which it may be hard to budget or forecast. The amount of operating expenses ultimately incurred may exceed expectations, which would materially and adversely impact any returns to the investors.

The operation and success of the Company depends on the appeal of the Company's entertainment concept. The Company is vulnerable to changes to consumer preferences. If the Company is unable to anticipate, understand and respond appropriately to market trends and rapidly changing consumer and customer preferences in a timely manner, or at all, the Company's business, results of operations or financial condition could be adversely affected.

Intellectual property rights are critical to the success of the Company and the Company and EP Holdings relies on various arrangements to obtain and protect these rights. If the Company and/or EP Holdings is not successful in protecting its intellectual property or proprietary rights, it could have a material adverse effect on the business condition of the Company. Further, the value of these rights might be harmed if in the event of any actions or events that diminish the value of these rights or harm the reputation of the Company and/or EP Holdings.

The Company's continued existence is dependent on EP Holdings. Specifically, EP Holdings provides valuable intellectual property and management services to the Company. The performance and profitability of the Company depends on a continued relationship between the Company and EP Holdings and the ability of the Company to operate is dependent on the existence and operation of EP Holdings. If EP Holdings suffers any adverse events, if its financial condition deteriorates, and/or if EP Holdings is unable to raise the necessary capital, then the Company's operations and success will be materially and adversely impacted.

The Company may need to raise additional funds in the future to finance its build out, opening, and/or operations. If the Company raises additional capital in the future by issuing securities or borrowing funds from a lender, the Company funds available to make distributions to existing investors could be significantly reduced or restricted. Furthermore, the Company could issue securities in the future that have rights, preferences and privileges senior to those of the securities sold in this offering.

The Company may be required to spend substantial resources on advertising and promotional activities to defend, maintain or improve the Company's and/or EP Holdings' reputation, brand or market share position, expand operations, or introduce new products and services to the marketplace. The Company may use various media, including digital, social media and mobile communication channels, in connection with our marketing efforts. Digital, social media and mobile communication channels are becoming increasingly effective and are constantly evolving. Company competitors could spend more resources on their marketing efforts, use more efficient and effective marketing initiatives than the Company does or secure more effective endorsements from key opinion leaders or influencers, any of which may provide the Company's competitors with a competitive advantage. The Company's business, results of operations or financial condition could be adversely affected if the Company's marketing initiatives or social media communications are costly, unsuccessful or do not convey the desired message for a brand or product or its ability to attract consumers and customers.

The Company has a single business location, which it leases from an unrelated third party. If anything should happen to the leased property or the portion of the property leased to the Company, or if the Company is unable to comply with its obligations under the lease, the Company's operations and success will be materially and adversely impacted. The Company may be unable to renew its lease at the end of the lease, which could result in significant additional costs and expenses to the Company.

There is no assurance that the Company will raise sufficient capital to engage in its proposed business activities and/or that the Subscriber will receive distributions from the Company. The timing of profit realization, if any, is highly uncertain. The initial expenses of the Company will be significant and that such expenses will require that the Company's activities generate revenues in excess of these expenses in order for the Company to become profitable. The Company is a newly established entity with no track record upon which the Subscriber may base an evaluation. The Company is currently in the process of building out its location and no assurance can be made that the Company will raise sufficient capital to complete the build out and/or to operate the venture.

The "Electric Playhouse" brand is critical to the Company's success, and damage to the "Electric Playhouse" reputation or brand could adversely affect the Company's business, results of operations or financial condition. Efforts to build and maintain brand recognition and reputation may not be successful, and failure to build and maintain the value of the "Electric Playhouse" brand and reputation could impact the Company's ability to attract and retain customers and third-party partners and otherwise adversely affect the Company's business, results of operations or financial condition. Further, the "Electric Playhouse" reputation and brand could in the future be damaged by negative publicity, whether or not valid, related to "Electric Playhouse" itself, and/or the Company's industry, competitors, competitor's products, customers, and/or third-party partners. In addition, widespread use of digital and social media platforms around the world has greatly increased the accessibility of information and the speed with which it is disseminated, which has made, and likely will continue to make, building and maintaining the "Electric Playhouse" reputation and brand more challenging. Damage to the "Electric Playhouse" reputation or brand could cause consumers, customers and third-party partners to lose trust in the Company's services and/or products, require the Company to expend substantial resources to remedy the damage or otherwise adversely affect the Company's business, results of operations or financial condition. Further, the Company's business, results of operations or financial condition could be adversely affected if EP Holdings and/or the Company is unable to maintain and promote a favorable perception of the "Electric Playhouse" brand, products, and services.

The Company will be subject to a variety of litigation risks. In the event of any litigation arising from the operation of the Company and/or EP Holdings, it is possible that the Company, EP Holdings and/or the principals, officers and affiliates of EP Holdings may be named as defendants. Beyond direct costs of litigation, such disputes may adversely affect the Company in a variety of ways, including by distracting the General Manager and harming relationships between the Company and its consumers and investors, as well as the Company's general public perception.

The Company operates in a competitive industry. Many of the Company's current and potential competitors may have larger user bases, may have greater brand recognition and customer loyalty or may have significantly greater financial, marketing, personnel, technical and other resources than the Company (and/or EP Holdings) does, overall or in certain markets. Some of these competitors may be able to offer products and services on more favorable terms, or they may be able to devote greater resources to activities such as marketing campaigns and attracting and retaining subscribers and key employees. As a result of the foregoing, the Company may not be able to compete successfully against current and future competitors, which may in turn have a material adverse effect on the business condition of the Company.

The Company may be unable to achieve any results projected in its financial projections. The Company prepared the financial projections based on many assumptions, including assumptions regarding the timing and success of its retention of experienced and skilled management, development efforts, acceptance of our offerings, our ability to successfully implement hiring goals, the size of the market, the Company's ability to raise capital, general industry conditions and other matters. Many of these assumptions relate to matters beyond the Company's control and they are susceptible to wide variation. To the extent that our actual experience differs from any one or more of these assumptions, the Company's actual financial results will differ from such financial projections. Such differences are likely to be material. Accordingly, prospective investors should not rely on the accuracy of the Company's financial projections in making an investment in the Company.

A major event or other circumstance could provoke immediate dramatic changes in general market psychology and could motivate widespread variation in consumer activity. Such circumstances may include, but are not limited to, a terrorist attack, outbreak of war or other change in the geopolitical landscape. Analogous circumstances in the past have resulted in material adverse influences on general liquidity in financial markets and on consumer confidence and preferences. Conditions that reduce disposable income or consumer confidence, such as an increase in unemployment rates, taxes, fuel prices or other costs of living, may lead customers to reduce or stop their spending on the Company's products and services or to opt for alternative products and services, and these conditions may be particularly prevalent during periods of recession, economic downturn or market volatility and disruption. The occurrence of any of the foregoing could have a material adverse effect on the business condition of the Company.

An investment in the Company is expected to extend over a period of years, during which both the macroeconomic and local market business, economic, financial, political and regulatory environment within which the Company operates may undergo substantial changes, some of which may be adverse to the Company. Of particular risk would be any changes to (a) availability of financing, (b) interest rates, real estate taxes rates, energy prices and other operating expenses, and (c) applicable laws and regulations and the enforcement thereof. The General Manager will have the exclusive right and authority to determine the manner in which the Company will respond to such changes, and the investors generally will have no right to withdraw from the Company or to demand specific modifications to the Company's operations.

The Company has relationships and may develop additional relationships with different banks and that any closure or restriction on the value of, use of and/or access to funds with respect to such banks and the Company's accounts at such banks could materially and adversely impact the Company's ability to meet its working capital, capital expenditures, and material cash requirements.

Our future success depends on the efforts of the personnel of the Company and EP Holdings, including the management team of EP Holdings. No employees or service providers of the Company and/or EP Holdings are required to invest any portion of their personal funds in the Company and/or EP Holdings, and there can be no assurance that such individuals will continue to be willing or able to carry on their current duties for any period of time, that any such individual can be easily replaced, and that any replacements for them will perform as well. As a result, the operation of the Company and/or EP Holdings ultimately may be executed to conclusion by individuals with lesser experience and expertise than current management team. Further, there can be no assurance that the Company and/or EP Holdings will be successful in attracting and retaining other personnel required to successfully operate and grow its business.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the

Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

The additional risk factors set forth in Section 8, 18, 20, and 22 are incorporated herein by reference.

Minority Ownership

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by Electric Playhouse, Inc., its General Manager, and be governed in accordance with the strategic direction and decision-making of Electric Playhouse, Inc., its General Manager, and the Investor will have no independent right to name or remove the General Manager of the Company.

The additional risk factors set forth in Section 8, 18, 20, and 23 are incorporated herein by reference.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the Class B unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the Class B unitholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The Class B unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any

decisions regarding the securities he or she owns.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

The additional risk factors set forth in Section 8, 18, 22, and 23 are incorporated herein by reference.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The price of the Class A Units being sold in this offering was determined based on the Company's brand value and prospects. The per unit price is the same price offered to investors in the Company's first round of financing which occurred in the fall of 2022. Future offering prices will be determined based on the terms of those units and the negotiations between the Company and the new investors and/or underwriters, if any, and as applicable. In addition, the Company may offer equity compensation to employees, consultants, and other advisors, which will have a value determined by an independent expert.

Company

Electric Playhouse NV LLC

Delaware Limited Liability Company
Organized September 2022
3 employees
202 Central Ave SE
Suite #5
Albuquerque NM 87102 https://electricplayhouse.com/

Business Description

Refer to the Electric Playhouse | Las Vegas profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Electric Playhouse | Las Vegas is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

<u>Show Less</u> ⌄